Exhibit 3.1

Amendments to First Amended and Restated Bylaws of Liberty Property Trust

Clause (b) of Article II, Section 8 of the First Amended and Restated Bylaws of Liberty Property Trust shall be deleted and replaced in its entirety by the following:

“(b)         Except as set forth in Article XIV of these Bylaws, a majority of the votes cast at a meeting of shareholders duly called and at which a quorum is present shall be sufficient to approve any other matter which may properly come before the meeting, unless more than a majority of the votes cast is required by statute or by the Declaration of Trust.  Unless otherwise provided in the Declaration of Trust, each outstanding share, regardless of class, shall be entitled to one vote on each matter submitted to a vote at a meeting of shareholders.”

Article XIV of the First Amended and Restated Bylaws of Liberty Property Trust shall be deleted and replaced in its entirety by the following:

“ARTICLE XIV

AMENDMENT OF BYLAWS

The Trustees shall have the power to alter, amend or repeal any provision of these Bylaws and to make new Bylaws.  In addition, the shareholders shall have the power, by the affirmative vote of a majority of all the votes outstanding and entitled to be cast on the matter, to alter, amend or repeal any provision of these Bylaws and to make new Bylaws.”